Western Copper and Gold Corporation
(An exploration stage company)

Consolidated Financial Statements
For the years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

March 27, 2015

The accompanying consolidated financial statements of Western Copper and Gold Corporation (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards and contain estimates based on management’s judgment.

Management maintains an appropriate system of internal control to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and proper records are maintained. Further information on the Company’s internal control over financial reporting is available in management’s report on internal control, which follows.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements on behalf of the shareholders and their report follows.

Julien François (signed)	Dale Corman (signed)

Julien François	Dale Corman
Chief Financial Officer	Chief Executive Officer

Management’s Report on Internal Control over Financial Reporting

March 27, 2015

Western Copper and Gold Corporation’s (the “Company”) management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). The Securities and Exchange Act of 1934, in Rule 13a-15(f) and 15d-15(f) thereunder, defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company;
•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of Company; and
•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of the Company’s ICFR as of December 31, 2013 reported that such controls were ineffective as a result of a material design weakness caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer was responsible for preparing, authorizing, and reviewing information that was key to the preparation of financial reports. He was also responsible for preparing and reviewing the resulting financial reports. During 2014, management made material changes to the Company’s ICFR, specifically addressing the material weakness disclosed in the prior year, including:

•	Changes to roles and responsibilities of finance personnel involved in the financial close process based on an evaluation of their current qualifications and experience; and
•	Implementation of new control procedures surrounding the preparation, review and authorization of financial reports within the financial close process.

Management performed an in-depth review and assessment of the segregation of duties of key process owners involved in the financial close process, including the identification of compensating controls, and believes that the material changes implemented during 2014 have remediated the material design weakness disclosed by the Company as of December 31, 2013.

Management assessed the effectiveness of the Company’s ICFR as at December 31, 2014. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on its assessment, management has concluded that, as at December 31, 2014, the Company’s ICFR was effective.

Julien François (signed)	Dale Corman (signed)

Julien François	Dale Corman
Chief Financial Officer	Chief Executive Officer

March 27, 2015

To the Shareholders of Western Copper and Gold Corporation

We have audited the accompanying financial statements of Western Copper and Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of loss and comprehensive loss, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of Western Copper and Gold Corporation as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

PricewaterhouseCoopers LLP (signed)

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		December 31, 2014	December 31, 2013
		$	$
ASSETS	Note

Cash and cash equivalents		7,471,834	6,044,475
Short-term investments	4	9,101,553	17,162,992
Other assets		377,999	707,699
CURRENT ASSETS		16,951,386	23,915,166

Exploration and evaluation assets	5	32,545,517	27,034,538

ASSETS		49,496,903	50,949,704

LIABILITIES

Accounts payable and accrued liabilities		1,237,771	1,488,060

LIABILITIES		1,237,771	1,488,060

SHAREHOLDERS’ EQUITY

Share capital	6	105,113,340	104,620,174
Contributed surplus		32,510,184	32,293,888
Deficit		(89,364,392)	(87,452,418)

SHAREHOLDERS’ EQUITY		48,259,132	49,461,644

LIABILITIES AND SHAREHOLDERS’ EQUITY		49,496,903	50,949,704

Commitments	9

Approved by the Board of Directors

Robert J. Gayton (signed)	Director	Klaus Zeitler (signed)	Director

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,	Note	2014	2013
		$	$

Filing and regulatory fees		155,522	164,673
Office and administration		273,507	258,806
Professional fees		156,688	154,988
Rent and utilities		222,519	204,500
Share-based payments	10a	304,109	652,436
Shareholder communication and travel		499,186	572,635
Wages and benefits	10a	924,778	948,788

CORPORATE EXPENSES		2,536,309	2,956,826

OTHER ITEMS
Foreign exchange gain		(388,045)	(1,352,437)
Interest income		(236,290)	(238,873)

LOSS AND COMPREHENSIVE LOSS		1,911,974	1,365,516

Basic and diluted loss per share		0.02	0.01

Weighted average number of common shares outstanding		93,993,748	93,721,753

The accompanying notes are an integral part of these financial statements	- 6 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,		2014	2013
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES

Loss and comprehensive loss		(1,911,974)	(1,365,516)
ITEMS NOT AFFECTING CASH
Share-based payments		304,109	652,436

Change in non-cash working capital items		58,354	(391,906)

OPERATING ACTIVITIES		(1,549,511)	(1,104,986)

FINANCING ACTIVITIES

Exercise of stock options	7	284,349	9,350

FINANCING ACTIVITIES		284,349	9,350

INVESTING ACTIVITIES

Redemption (purchase) of short-term investments		8,000,000	(17,000,000)
Mineral property expenditures		(5,307,479)	(9,377,431)

INVESTING ACTIVITIES		2,692,521	(26,377,431)

CHANGE IN CASH AND CASH EQUIVALENTS		1,427,359	(27,473,067)

Cash and cash equivalents – Beginning		6,044,475	33,517,542

CASH AND CASH EQUIVALENTS - ENDING		7,471,834	6,044,475

The accompanying notes are an integral part of these financial statements	- 7 -

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2012	93,782,503	104,603,488	31,494,020	(86,086,902)	50,010,606

Cancellation and return to treasury (note 6b)	(115,566)	-	-	-	-
Exercise of stock options	17,000	9,350	-	-	9,350
Transfer of stock option value	-	7,336	(7,336)	-	-
Share-based payments	-	-	807,204	-	807,204
Loss and comprehensive loss	-	-	-	(1,365,516)	(1,365,516)

DECEMBER 31, 2013	93,683,937	104,620,174	32,293,888	(87,452,418)	49,461,644

Exercise of stock options	510,999	284,349	-	-	284,349
Transfer of stock option value	-	208,817	(208,817)	-	-
Share-based payments	-	-	425,113	-	425,113
Loss and comprehensive loss	-	-	-	(1,911,974)	(1,911,974)

DECEMBER 31, 2014	94,194,936	105,113,340	32,510,184	(89,364,392)	48,259,132

The accompanying notes are an integral part of these financial statements	- 8 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada.

The Company is incorporated in British Columbia, Canada. Its head office is located at 1800 - 570 Granville Street, Vancouver, British Columbia.

The Company will have to raise additional funds to complete the development of its mineral property. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements are prepared under the historical cost convention.

These financial statements were approved for issue by the Company’s board of directors on March 27, 2015.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

3.	ACCOUNTING POLICIES

a.	Summary of significant accounting policies

The Company’s principal accounting policies are outlined below:

(i)	Basis of consolidation

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. The financial statements of other entities (e.g. subsidiaries) are included in the consolidated financial statements from the date that control commences until the date that control ceases. All significant intercompany transactions and balances have been eliminated.

The consolidated financial statements of the Company include its wholly-owned subsidiaries: Casino Mining Corp., Ravenwolf Resource Group Ltd., and Minera Costa de Plata SA de CV.

(ii)	Presentation currency

The Company’s presentation currency is the Canadian dollar (“$”). The functional currency of Western and its significant subsidiaries is the Canadian dollar.

(iii)	Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (“foreign currencies”) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

(iv)	Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2 - Share-based Payments. The fair value of such awards is calculated using the Black-Scholes option pricing model. These costs are charged to the statement of loss or, if appropriate, are capitalized to exploration and evaluation assets over the stock option vesting period with an offsetting entry to contributed surplus. The Company’s allocation of share-based payments is consistent with its treatment of other types of compensation for each recipient.

If the stock options are exercised, the value attributable to the stock options is transferred to share capital.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

(v)	Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to the previous year.

Deferred taxes are recorded using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (i.e. timing differences). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of loss in the period that the substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

(vi)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed in the same way as basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

(vii)	Long-lived assets

1.	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of-production method.

The Company classifies its mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mining leases or permits.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

Proceeds received from the sale of royalties, as a result of tax credits, or as part of government assistance programs are recognized as a reduction in the carrying value of the related asset when the money is more likely than not to be received. If the applicable property has been written-off, the amount received is recorded as a credit in the statement of loss in the period in which the payment is more likely than not to be received.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

2.	Impairment

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs of disposal (“FVLCD”) and value in use (“VIU”). If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

FVLCD is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

3.	Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

(viii)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(ix)	Short-term investments

Short-term investments are investments which are transitional or current in nature, with an original maturity date greater than three months, but no more than one year from the date of acquisition.

(x)	Financial instruments

1.	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.

Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses using the effective interest rate method. Interest income is recognized by applying the effective interest rate.

The Company has classified cash and cash equivalents, short-term investments, and other assets as “Loans and receivables”.

2.	Other financial liabilities

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.

The Company has classified accounts payable and accrued liabilities as other financial liabilities.

(xi)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

b.	Recent accounting pronouncements

The Company has adopted the following standards effective for January 1, 2014. The adoption of these standards has not had a significant impact on the Company’s financial statements.

(i)

IFRIC 21 - Levies sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.

A number of new standards, amendments, and interpretations are effective for annual periods beginning on or after January 1, 2015 and have not been applied in preparing these consolidated financial statements. The Company is in the process of determining the impact that these changes will have on its financial statements.

(i)

IFRS 9 - Financial instruments addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the completed version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39 - Financial Instruments: Recognition and Measurement.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

The completed version of IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

(ii)

In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed their joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (“US GAAP”). As a result of the joint project, the IASB issued IFRS 15 - Revenue from Contracts with Customers to replace IAS 18 - Revenue and IAS 11 - Construction Contracts, and the related interpretations on revenue recognition.

The new revenue standard introduces a single, principles based, five-step model for the recognition of revenue when control of a good or service is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine transaction price, allocate the transaction price and recognize revenue when the performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers and improves the comparability of revenue from contracts with customers.

IFRS 15 will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

4.	SHORT-TERM INVESTMENTS

As at December 31,	2014	2013
	$	$
Guaranteed Investment Certificates	9,000,000	17,000,000
Accrued interest	101,553	162,992

	9,101,553	17,162,992

5.	EXPLORATION AND EVALUATION ASSETS

a.	Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

b.	Exploration and evaluation expenditures

$

DECEMBER 31, 2012	17,706,346

Claims maintenance	13,800
Engineering studies	1,338,667
Exploration & camp support	564,619
Permitting	6,829,111
Salary & wages	427,227
Share-based payments	154,768

DECEMBER 31, 2013	27,034,538

Claims maintenance	3,390
Engineering	456,759
Permitting	4,136,478
Salary & wages	793,348
Share-based payments	121,004

DECEMBER 31, 2014	32,545,517

6.	SHARE CAPITAL

a.	Authorized share capital

Unlimited common shares without par value
Unlimited number of preferred shares without par value

b.	Share cancellation

Pursuant to the 2006 plan of arrangement involving Glamis Gold Ltd., Western Silver Corp., and Western Copper Corp. (now Western Copper and Gold Corp.), shareholders of Western Silver Corp. were required to exchange their common shares in Western Silver Corp. for common shares of Western within six years of the plan of arrangement. The 115,566 common shares not exchanged in accordance with the plan of arrangement were cancelled and returned to treasury on May 14, 2013.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

7.	STOCK OPTIONS

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 21, 2012, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2014, the Company could issue an additional 3,020,492 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the years then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2012	5,273,667	1.50

Granted	1,750,000	0.66
Exercised	(17,000)	0.55
Forfeited	(46,667)	1.53
Expired	(528,333)	1.21

DECEMBER 31, 2013	6,431,667	1.30

Granted	925,000	0.89
Exercised	(510,999)	0.56
Forfeited	(346,667)	1.36
Expired	(100,000)	1.85

DECEMBER 31, 2014	6,399,001	1.29

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.60	1,517,334	0.60	3.56
$0.79 – 0.96	3,056,667	0.82	2.68
$1.50 – 1.85	300,000	1.61	1.38
$2.84	1,525,000	2.84	1.54

DECEMBER 31, 2014	6,399,001	1.29	2.56

Of the total stock options outstanding, 4,457,327 were vested and exercisable at December 31, 2014. The weighted average exercise price of vested stock options is $1.52 and the average remaining contractual life is 1.93 years.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

8.	SHARE-BASED PAYMENTS

The following is a summary of stock options granted by the Company in 2014 and 2013 and the fair value assigned to each grant. The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions:

	July 17,	May 7,	December 12,	July 9,	January 15,
Inputs and assumptions	2014	2014	2013	2013	2013

Stock options granted	825,000	100,000	150,000	1,500,000	100,000
Exercise price	$0.88	$0.96	$0.60	$0.60	$1.59

Market price	$0.88	$0.96	$0.55	$0.54	$1.59
Expected option term (years)	3.0	3.0	3.0	3.0	3.0
Expected stock price volatility	69.5%	69.5%	71.8%	74.5%	73.4%
Average risk-free interest rate	1.11%	1.17%	1.18%	1.26%	1.25%
Expected forfeiture rate	-	-	-	-	-
Expected dividend yield	-	-	-	-	-

FAIR VALUE ASSIGNED	$335,000	$44,000	$37,500	$375,000	$77,000

9.	COMMITMENTS

The Company has an agreement to lease its head office space until June 29, 2016. The total amount of payments remaining during the course of the agreement as at December 31, 2014 is $334,000. Of this amount, $222,000 is due within the next twelve months.

The Company is required to use the proceeds received from the sale of the NSR Royalty completed in December 2012 for furthering the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

Other commitments related to exploration and evaluation assets are described in note 5.

10.	RELATED PARTY TRANSACTIONS

a.	Director and officer remuneration

The Company’s related parties also include its directors and officers, who are the key management of the Company. The remuneration of directors and officers was as follows:

For the year ended December 31,	2014	2013
	$	$
Salaries and director fees	931,388	902,941
Share-based payments	265,178	564,289

	1,196,566	1,467,230

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

b.	Other

From October 1, 2011 to March 31, 2013, administration, accounting and other office services were provided by Ravenwolf Resource Group Ltd. (“Ravenwolf”) on a cost-recovery basis. Ravenwolf was a private company owned equally by Western, NorthIsle Copper and Gold Inc. (“NorthIsle”), and Copper North Mining Corp. (“Copper North”). Effective April 1, 2013, NorthIsle and Copper North transferred their respective Ravenwolf shares to Western and, as a result, Ravenwolf became a wholly-owned subsidiary of Western. Before becoming a Western subsidiary, Ravenwolf charged the Company $372,684 for its services for the three month period ending March 31, 2013.

11.	SEGMENTED INFORMATION

a.	Operating segment

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada.

b.	Geographic information

All interest income is earned in Canada and all assets are held in Canada.

12.	INCOME TAXES

a.	Rate reconciliation

The income tax expense or recovery reported by the Company differs from the amounts obtained by applying statutory rates to the loss and comprehensive loss. A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

For the year ended December 31,	2014	2013

Statutory tax rate	26.00%	25.75%

	$	$
Loss before taxes	1,911,974	1,365,516

Income tax recovery calculated at statutory rate	497,113	351,620

Non-deductible expenditures	(86,229)	(176,902)
Amounts expensed for tax purposes only	89,227	128,286
Difference in current tax rate in other jurisdictions	567	749
Effect of future changes in tax rates	-	2,898
Unrecognized tax benefit	(500,678)	(306,651)

INCOME TAX	-	-

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

b.	Unrecognized deferred income tax asset

Future potential tax deductions that are not used to offset deferred income tax liabilities are considered to be unrecognized deferred income tax assets. The significant components of the Company’s unrecognized deferred income tax asset are as follows:

As at December 31,	2014	2013
	$	$
Mineral property interests	1,480,996	1,062,175
Non-capital losses	2,343,127	1,807,943
Property and equipment	179,882	179,882
Other items	143,155	232,382

UNRECOGNIZED DEFERRED INCOME TAX ASSET	4,147,160	3,282,382

The Company estimates that the realization of income tax benefits related to these deferred income tax assets is uncertain and cannot be considered to be more likely than not. Accordingly, no deferred income tax asset has been recorded.

c.	Non-capital losses

The Company has incurred non-capital losses that may be carried forward and used to reduce taxable income of future years. These losses will expire as follows:

Expiry Date	2014	2013
	$	$
2034	1,923,502	-
2033	1,291,791	1,176,715
2032	4,687,026	4,687,899
2031	672,122	672,122

NON-CAPITAL LOSSES	8,574,441	6,536,736

The Company has approximately $26.2 million in Canadian exploration and development expenditures, and has cumulative eligible capital and undepreciated capital cost balances totaling $1.2 million. These amounts are available to reduce future taxable income and do not expire.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

13.	CAPITAL MANAGEMENT

Western is a mineral exploration company with a primary focus of advancing its Casino Project towards production. Its principal source of funds is the issuance of common shares. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Western manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

To facilitate the management of its capital, Western prepares annual expenditure budgets and updates them as necessary, depending on various factors, many of which are beyond the Company’s control. The Board of Directors approves all annual budgets and subsequent updates.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by Canadian governments or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

There was no change in the Company’s approach to capital management during the year. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014 and 2013
(Expressed in Canadian dollars)

14.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

a.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

b.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

c.	Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars, with a smaller portion incurred in US dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred, and therefore maintains a US dollar cash balance.

As at December 31, 2014, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $34,000 (December 31, 2013 - $58,000).